FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 2, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc ("RBS") announces sale of Indian Retail & Commercial banking operations to HSBC

2nd July 2010

The Royal Bank of Scotland Group plc ("RBS") announces that it has entered into an agreement with The Hongkong and Shanghai Banking Corporation Limited ("HSBC") to sell its Retail & Commercial banking business in India, subject to regulatory approvals.

The sale will comprise a premium of up to £
63
million, (US$
95
million) over tangible net asset value of the businesses being sold on closing, subject to certain closing adjustments.  As at 31st March 2010 these businesses comprised gross assets of £1.2bn (US$
1.8bn
) and the RWAs £0.7bn (US$
1.1
bn).  The transaction will be effected by way of an asset and liability transfer.  Completion, subject to regulatory approvals, is expected in the first half of 2011.

Bruce Van Saun, Group Chief Financial Officer for RBS said: "We have made excellent progress in recent months with our disposal of non-core assets, resulting in over 20 businesses sold so far.  I am delighted that our Retail & Commercial banking colleagues and customers in India will now become part of HSBC, one of the largest and most successful banking groups globally."

As at 31st March 2010 the Retail & Commercial banking business comprised c1.1 million customer relationships.  There are currently just over 1,800 staff employed by the business who will transfer to HSBC upon deal completion.

RBS in India
Following the exit of its Retail & Commercial businesses in India, RBS will continue to retain a strong footprint on the sub-continent as one of the core markets for its Global Banking & Markets (GBM), Global Transaction Services (GTS) business and RBS Private Banking.  It employs over 280 people.  RBS is a leading global wholesale and investment bank, transaction and private bank in Asia Pacific with a significant presence in 11 markets, including India.

India is also one of four key locations globally for Business Services hubs with centres in Mumbai, Delhi and Chennai employing over 8,000 people.  Combined, these operations make India one of the largest employment bases for RBS.

For Further Information Contact:
Richard O'Connor
Investor Relations
+44 (0) 20 7672 1758

Group Media Centre
Tel: +44 (0) 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   2 July 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary